

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04008844

February 18, 2004

Joyce N. Hoffman
Senior Vice President and
Corporate Secretary
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392-0100

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/18/2004

Re: Principal Financial Group, Inc.

Dear Ms. Hoffman:

This is in regard to your letter dated February 17, 2004 concerning the shareholder proposal submitted to Principal Financial by CHRISTUS Health, the Sisters of Charity of the Incarnate Word, and Catholic Health Initiatives for inclusion in Principal Financial's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents will withdraw the proposal, and if that does not occur, Principal Financial will include the proposal in its proxy materials, and that Principal Financial therefore withdraws its January 16, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

112328

Principal Financial Group

RECEIVED
2004 JAN 20 AM 10:26
OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Principal Financial Group, Inc.

January 16, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Principal Financial Group, Inc.
Shareholder Proposal Submitted by CHRISTUS Health
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Principal Financial Group, Inc. (the "Company") received a shareholder proposal (the "Proposal") from CHRISTUS Health ("CHRISTUS Health"). The Proposal requests that the Company's board of directors initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under the Company's direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. The proposal requires the Company to divest itself of all tobacco stocks by January 1, 2005 if the Company cannot produce such proof. The Proposal is attached to this letter as Appendix I.

The Company received letters from two additional shareholders supporting the Proposal. By letter dated November 17, 2003, the Congregation of the Sisters of Charity of the Incarnate Word ("Congregation of the Sisters of Charity") notified the Company that it was co-filing the Proposal, and by letter dated December 3, 2003, Catholic Health Initiatives ("Catholic Health") notified the Company that it also was sponsoring the Proposal.

The Company's Position

The Company believes it would be appropriate to exclude the Proposal and its related supporting statement (the "Supporting Statement") from the Company's proxy statement and form of proxy for its 2004 Annual Meeting (the "2004 Proxy Materials") for the following reasons:

- Under Rule 14a-8(i)(2), the Proposal would, if implemented, cause the Company's subsidiaries to violate federal law;
- Under Rule 14a-8(i)(1), the Proposal is not a proper subject for shareholder action under state law; and
- Under Rule 14a-8(i)(3), the Proposal is misleading and in violation of proxy rules.

We request the Staff's concurrence with the Company's position. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, I enclose for filing six copies of this letter. A copy of the letter dated November 10, 2003 from CHRISTUS Health to the Company containing the Proposal and Supporting Statement is attached to this letter as Appendix II. Appendix III contains the supporting filings made by the Congregation of the Sisters of Charity and Catholic Health. By copies of this letter, the Company notifies CHRISTUS Health, the Congregation of the Sisters of Charity and Catholic Health of its intention to exclude the Proposal and Supporting Statement from the 2004 Proxy Materials. To the extent this letter includes reasons based on state law matters, this letter constitutes the opinion of counsel required by Rule 14a-8(j).

The Company's Reasons

1. Rule 14a-8(i)(2): Violation of Law

The Company believes that the Proposal and Supporting Statement may be excluded from the 2004 Proxy Materials on the basis of Rule 14a-8(i)(2). The Company believes that there is a substantial likelihood that implementing the Proposal would violate federal law. The Proposal would prohibit the Company from investing in, as well as require the Company to divest itself of, tobacco company equity securities. It is the Company's interpretation and understanding that the Proposal is effectively aimed at the Company's insurance portfolios, including insurance company separate accounts, and not the portfolios of registered investment companies, e.g., mutual funds the Company sponsors, the investment decisions of each of which are under the exclusive control of the boards of directors of each mutual fund.

The vast majority of the equity investments in the portfolios managed by the Company's insurance and investment adviser subsidiaries are pension plan assets subject to federal law and regulation. These portfolios are subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

ERISA imposes a strict fiduciary duty on those exercising discretionary control over plan assets. ERISA Section 404 requires that a fiduciary act solely in the interest of plan participants and for the exclusive purpose of providing benefits. This fiduciary duty makes paramount the economic interests of plan participants and beneficiaries. A clear reading of Section 404 of ERISA shows that a fiduciary cannot subordinate the interests of participants in their retirement income to unrelated objectives, including those of shareholders. The Department of Labor continues to interpret the fiduciary standards of Section 403 and 404 of ERISA to preclude pure social investing. In an advisory opinion relating to the selection of a socially responsible fund as a pension plan investment, the Department of Labor reiterated that a plan fiduciary must:

> "act prudently, solely in the interest of the plan's participants and beneficiaries and for the exclusive purpose of providing benefits to their participants and beneficiaries... In other words, in deciding whether and to what extent to invest in a particular investment, or to make a particular fund available as a designated

investment alternative, a fiduciary must ordinarily consider only factors relating to the interests of plan participants and beneficiaries in their retirement income" (See *Calvert Group Ltd.*, ERISA OpLtr 98-04A, May 28, 1998).

The Staff concurred in *American Telephone & Telegraph* (available December 16, 1985) that a proposal requiring AT&T's divestiture from its pension fund of investments in companies conducting business in apartheid South Africa could be omitted under Rule 14a-8(c)(2) (the predecessor of Rule 14a-8(i)(2)) because it "would require [AT&T] as named fiduciary of the Pension Fund to take steps which would place the fiduciary in jeopardy of breaching its obligations under ERISA." The Proposal, if implemented, would also place the Company's insurance and investment adviser subsidiaries in jeopardy of breaching their obligations under ERISA by placing the anti-tobacco social objective before the economic interests of plan participants and beneficiaries.

In *Aetna Life and Casualty Company* (available February 28, 1991) the Staff did not concur with Aetna's position that it could exclude a proposal which requested that Aetna establish a review committee to report on the impact of smoking on, among other things, Aetna's investment policies. The Staff reasoned that Aetna's proposal would not actually require Aetna to change its investment policies relating to or divest itself of tobacco company equities, but rather merely provide a report. The Proposal is distinguishable from Aetna's and analogous to AT&T's because it would require a change in investment policies and divestiture of tobacco-related equities, and would thereby create a direct and unambiguous conflict with the ERISA duties incumbent on the Company's insurance and investment adviser subsidiaries. For this reason, we request that the Staff uphold its position in *AT&T* and concur with our position that the Proposal and Supporting Statement are excludable under Rule 14a-8(i)(2).

2. Rule 14a-8(i)(1): Improper Under State Law

The Company further believes that the Proposal and Supporting Statement may be excluded from the 2004 Proxy Materials on the basis of Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholders under the state laws of the Company's insurance company subsidiary, Principal Life Insurance Company ("Principal Life"). The first part of the Proposal requests that the board of directors initiate a policy. The second part of the Proposal mandates that the Company divest itself of all tobacco stocks by January 1, 2005 if the Company cannot produce proof "that tobacco use does not cause the illnesses and deaths that have been attributed to it." Decision-making with regard to insurance company investment portfolios is vested in the board of directors and its designees under applicable state corporate and insurance company laws.

Section 490.801(2) of the Iowa Business Corporation Act, to which Principal Life is subject, provides that " [a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." There are no provisions of Principal Life's articles of incorporation specifically limiting the authority of the board of directors to make decisions on the company's insurance portfolio investments. In addition to its corporate laws, Iowa's insurance law recognizes the role of the insurance


Principal
Financial
Group

company's board of directors or its designee in approving insurance company investments. For example, Section 511.8 requires "board of director or board designee review of hedging transactions by the domestic insurer's board of directors or directors' designee."

The Proposal, if included in the 2004 Proxy Materials and approved, would bind the board of directors of Principal Life in a manner inconsistent with and improper under applicable state corporate and insurance laws. Decisions with regard to Principal Life's investment portfolio are not a proper subject for mandatory action by shareholders of Principal Life's holding company.

The Staff has recognized the exclusive discretion of boards of directors in corporate matters under state statutes, absent a specific provision to the contrary in the applicable statute or in a company's charter documents. (See *Release No. 34-12999* (November 22, 1976)). In *The Hartford Financial Services Group, Inc.* (available March 18, 2000), the Staff concurred that the proposal Hartford received mandating no further purchases of tobacco equities in insurance portfolios, and also requiring that Hartford divest itself of all tobacco stocks by January 1, 2000, could be excluded under Rule 14a-8(i)(1) as "an improper subject for shareholder action under applicable state law." In its response letter, the Staff allowed the proponent in *Hartford* 14 days to recast the second part of its proposal as a recommendation or a request to the board of directors. We request that the Staff concur with our position that the Proposal is excludable under Rule 14a-8(i)(1) because it is drafted in mandatory rather than precatory terms.

3. Rule 14a-8(i)(3): Violation of Proxy Rules

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are certain of the statements which are believed to be false and misleading.

First, the caption of the Proposal, "HMO INVESTMENTS IN TOBACCO COMPANIES," is misleading. The Company is not a health maintenance organization ("HMO"), nor does the Company own or sponsor an HMO. The Proposal's caption may confuse shareholders about the Company's business, or that the Proposal applies to the Company's business. The Company is a diversified financial services company.

Second, the "Whereas" clause of the Proposal's preamble is misleading in that it states that "as shareholders, we are concerned about investing in the tobacco industry by any health care institution," because the Company is not what would generally be considered a "health care institution." The Company believes the term "health care institution" would generally include hospitals, clinics or HMOs. The Company is not in any of these lines of business. The Company does not believe the term "health care institution" would generally be understood to include a provider of group health insurance, a product line that provides on average less than 15% of the Company's operating earnings.


Principal
Financial
Group

Third, the third bullet of the preamble references a 2001 report showing a cost-benefit analysis of smoking and social services in the Czech Republic. Reference to this study may be misleading due to lack of any factual support that the study is at all applicable to the Company's business. The Company's health insurance operations are conducted solely in the United States. The Proposal includes no factual support that an analysis conducted in the Czech Republic has any applicability to residents of the United States. Therefore, the reference to the Czech Republic study is misleading in that such a report is irrelevant to the Company's business.

In addition, the third bullet in the Proposal's preamble also presents an argument shareholders may find confusing and misleading. This section of the Proposal's preamble states: "[The Czech Republic study] noted a savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use." This argument confusingly suggests shorter life spans attributable to smoking result in a cost savings, a concept inconsistent with the general anti-smoking tone of the overall Proposal.

Fourth, the fifth bullet in the Proposal's preamble states "the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies." This part of the preamble is misleading in that it suggests a shareholder's affirmative vote for the Proposal would have an impact on mutual funds sponsored by the Company. This is clearly not the case. Investments by mutual funds sponsored by the Company are determined by their boards of directors independent of the Company and implemented by the investment advisers the mutual funds' boards retain. The Company believes CHRISTUS Health understands the Proposal will not apply to mutual funds sponsored by the Company, and has no intention for the Proposal to apply to such funds. *See, Hartford Financial Services Group, Inc.* (available March 18, 2000), and *Lincoln National Corp.* (available March 24, 1999) (proposal is aimed exclusively at the portfolios of the company's insurance subsidiaries).

Fifth, the resolution itself is vague and misleading because shareholders voting on the Proposal would not be able to determine with any reasonable certainty what actions or measures the Company would be required to take if the Proposal were implemented. The Staff has stated that when "the proposal may be misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal," the proposal may be omitted. *Wendy's International, Inc.* (available February 6, 1990); *see also Joseph Schlitz Brewing Co.* (available March 21, 1977); *Philadelphia Electric Company* (available July 30, 1992).

The resolution requests the Board to "initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illness and deaths that have been attributed to it." It is unclear if the Proposal requests the Board of Directors to initiate a policy calling for no investment in equity securities issued by tobacco companies, or if the Company is also to undertake a study to disprove that tobacco use causes adverse health effects. Moreover, the phrase "portfolios under our direct control" is ambiguous and will not be clear or understandable to shareholders. Shareholders will not know if the Proposal will apply to mutual funds sponsored by the Company, insurance company separate accounts subject to ERISA, or any other type of account. Shareholders voting on the Proposal would not be able to foresee exactly what obligations the Proposal will impose upon the Company.

Finally, the Proposal's supporting statement includes false or misleading statements, stating, "the nation's merchants of health are partners with the nation's merchants of death." This implicates the Company in improper, illegal or immoral conduct without factual foundation. Therefore, such assertion makes the Proposal excludable based upon Note (b) of Rule 14a-9, which states the following as an example of what may be misleading within the meaning of the rule: "...[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

In light of the foregoing, the Company believes that the Proposal is vague and misleading and is, therefore, excludable from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Conclusion

For the above reasons, the Company requests that you confirm that the Division of Corporation Finance will not recommend enforcement action if the Company excludes the Proposal and Supporting Statement from its 2004 Proxy Materials.

If the Staff does not agree with the Company's position or wishes to discuss this matter, please contact the undersigned at (515) 247-6524. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to the messenger.

Thank you for your consideration.

Sincerely,



Joyce N. Hoffman
Senior Vice President and Corporate Secretary

jnh
Attachments

Cc: CHRISTUS Health
Congregation of the Sisters of Charity of the Incarnate Word
Catholic Health Initiatives


Principal
Financial
Group

HMO INVESTMENTS IN TOBACCO COMPANIES

WHEREAS – as shareholders, we are concerned about investing in the tobacco industry by any health care institution, especially when the negative health effects of tobacco use are so clearly understood by health care insurers and providers.
– A March 1998 analysis by the U.S. Treasury Department found the nation loses $80 billion a year on goods and services otherwise produced by Americans who die prematurely or retire early because of smoking-related ills.
– A Philip Morris-commissioned Arthur D. Little International Report in 2001showed a cost-benefit analysis of smoking and social services in the Czech Republic. It noted savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use. If this Report is true it would indicate that, for purely financial reasons, such investments undermine the bottom-line of our industry, to say nothing of the ethical implications.
– While Steve Parrish, Senior Vice President of Corporate Affairs for PM, responded that for the company "to commission this study was not only a terrible mistake, it was wrong" (*USA Today* 07/30/01). This apology for the Report being commissioned failed to include an apology for the facts contained in the report.
– In 1996 the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies.
-- We believe it is inconsistent for a health care company to invest in tobacco equities and yet proclaim concerns about quality healthcare. Whether or not the facts in studies such as that commissioned by Philip Morris are true or not is not the issue. The fact is that our company is invested in an industry that has a cavalier attitude toward life itself.

RESOLVED: that shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. If the company cannot produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005.

Supporting Statement

In commenting on the huge tobacco equities of health insurers and health providers, a July 7-9, 1995 editorial in *USA Today* declared:

> major U.S. health insurers are large investors in major U.S. tobacco companies. In other words, the nation's merchants of care are partners with the nation's merchants of death. . . . These investments grate and gall. Every year, tobacco use is fatal for thousands of Americans. For insurers to provide health care for those suffering smokers on the one hand while investing in the source of their misery on the other is unconscionable. And hypocritical.

Harvard, Johns Hopkins and The Maryland Retirement and Pension Systems have divested from tobacco stocks. If you think our Company should not profit from peoples' illness and death by investing in tobacco, vote YES for this resolution.



RECEIVED

NOV 1 1 2003

LEGAL DEPARTMENT

November 10, 2003

Principal Financial Group, Inc.
c/o Joyce N. Hoffman, Senior Vice President and Corporate Secretary
711 High Street
Des Moines, IA 50392-0300

Dear Sir or Madam:

CHRISTUS Health is the beneficial owner of at least $2000 of stock in Principal Financial Group, Inc. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover.

As System Director-Community Health for CHRISTUS Health, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders. If you would like to arrange such a dialogue, please contact the Rev. Michael Crosby, Province of St. Mary of the Capuchin Order, 1015 N. 9th Street, Milwaukee, WI 53233 or by phone at 414-271-0735.

Sincerely,

Donna Meyer, Ph.D.
System Director-Community Health

DM:kg

Attachment

cc: Mike Crosby, Julie Wokaty, James Donovan

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877



CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 17, 2003

Principal Financial Group, Inc.
c/o Joyce N. Hoffman, Senior Vice President and Corporate Secretary
711 High Street
Des Moines, IA 50392-0300

Dear Sir or Madam:

The Congregation of the Sisters of Charity of the Incarnate Word Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the effects of tobacco products on human health.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by CHRISTUS Health. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Principal Financial Group, Inc. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact the Reverend Michael Crosby, who is representing CHRISTUS Health in this matter, if you believe that dialogue might be helpful. His telephone number is (414) 271-0735.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Responsibility

Enclosure

/jch

HMO INVESTMENTS IN TOBACCO COMPANIES

WHEREAS – as shareholders, we are concerned about investing in the tobacco industry by any health care institution, especially when the negative health effects of tobacco use are so clearly understood by health care insurers and providers.
– A March 1998 analysis by the U.S. Treasury Department found the nation loses $80 billion a year on goods and services otherwise produced by Americans who die prematurely or retire early because of smoking-related ills.
– A Philip Morris-commissioned Arthur D. Little International Report in 2001showed a cost-benefit analysis of smoking and social services in the Czech Republic. It noted savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use. If this Report is true it would indicate that, for purely financial reasons, such investments undermine the bottom-line of our industry, to say nothing of the ethical implications.
– While Steve Parrish, Senior Vice President of Corporate Affairs for PM, responded that for the company "to commission this study was not only a terrible mistake, it was wrong" (*USA Today* 07/30/01). This apology for the Report being commissioned failed to include an apology for the facts contained in the report.
– In 1996 the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies.
-- We believe it is inconsistent for a health care company to invest in tobacco equities and yet proclaim concerns about quality healthcare. Whether or not the facts in studies such as that commissioned by Philip Morris are true or not is not the issue. The fact is that our company is invested in an industry that has a cavalier attitude toward life itself.

RESOLVED: that shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. If the company cannot produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005.

Supporting Statement

In commenting on the huge tobacco equities of health insurers and health providers, a July 7-9, 1995 editorial in *USA Today* declared:

> major U.S. health insurers are large investors in major U.S. tobacco companies. In other words, the nation's merchants of care are partners with the nation's merchants of death. . . . These investments grate and gall. Every year, tobacco use is fatal for thousands of Americans. For insurers to provide health care for those suffering smokers on the one hand while investing in the source of their misery on the other is unconscionable. And hypocritical.

Harvard, Johns Hopkins and The Maryland Retirement and Pension Systems have divested from tobacco stocks. If you think our Company should not profit from peoples' illness and death by investing in tobacco, vote YES for this resolution.

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202

Phone 303.298.9100
Fax 303.298.9690

December 3, 2003

RECEIVED
DEC 04 2003
LEGAL DEPARTMENT

Principal Financial Group, Inc.
c/o Joyce N. Hoffman, S.V.P. & Corporate Secretary
711 High Street
Des Moines, IA 50392-0300

Dear Ms. Hoffman:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 61 hospitals; 44 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

The use of tobacco products continues to be an enormous health problem within the United States and throughout the world. We believe it is inconsistent for a health care company to invest in tobacco equities for profit, yet espouse concerns about the health of individuals and the nation. Catholic Health Initiatives urges Principal Financial Group to initiate a policy of divestiture of tobacco equities in your investment portfolios.

Catholic Health Initiatives is the beneficial owner of approximately 13,449 shares of Principal Financial Group, Inc. common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Christus Health. Colleen Scanlon, Catholic Health Initiatives, Senior Vice President, Advocacy will serve as primary contact and can be contacted at 303-383-2693. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,



Kevin E. Lofton
President and CEO

Attachments

KEL/CS/lb

cc: Donna Meyer, Christus Health
Dan Rosan, Interfaith Center on Corporate Responsibility

INVESTMENTS IN TOBACCO COMPANIES

WHEREAS – as shareholders, we are concerned about investing in the tobacco industry by any health care institution, especially when the negative health effects of tobacco use are so clearly understood by health care insurers and providers.
– A March 1998 analysis by the U.S. Treasury Department found the nation loses $80 billion a year on goods and services otherwise produced by Americans who die prematurely or retire early because of smoking-related ills.
– A Philip Morris-commissioned Arthur D. Little International Report in 2001showed a cost-benefit analysis of smoking and social services in the Czech Republic. It noted savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use. If this Report is true it would indicate that, for purely financial reasons, such investments undermine the bottom-line of our industry, to say nothing of the ethical implications.
– While Steve Parrish, Senior Vice President of Corporate Affairs for PM, responded that for the company "to commission this study was not only a terrible mistake, it was wrong" (*USA Today* 07/30/01). This apology for the Report being commissioned failed to include an apology for the facts contained in the report.
– In 1996 the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies.
-- We believe it is inconsistent for a health care company to invest in tobacco equities and yet proclaim concerns about quality healthcare. Whether or not the facts in studies such as that commissioned by Philip Morris are true or not is not the issue. The fact is that our company is invested in an industry that has a cavalier attitude toward life itself.

RESOLVED: that shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. If the company cannot produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005.

Supporting Statement

In commenting on the huge tobacco equities of health insurers and health providers, a July 7-9, 1995 editorial in *USA Today* declared:

> major U.S. health insurers are large investors in major U.S. tobacco companies. In other words, the nation's merchants of care are partners with the nation's merchants of death. . . . These investments grate and gall. Every year, tobacco use is fatal for thousands of Americans. For insurers to provide health care for those suffering smokers on the one hand while investing in the source of their misery on the other is unconscionable. And hypocritical.

Harvard, Johns Hopkins and The Maryland Retirement and Pension Systems have divested from tobacco stocks. If you think our Company should not profit from peoples' illness and death by investing in tobacco, vote YES for this resolution.

Principal Financial Group

Principal Financial Group, Inc.

February 17, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Principal Financial Group, Inc.
Shareholder Proposal Submitted by CHRISTUS Health
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Principal Financial Group, Inc. (the "Company") is withdrawing its no action request submitted on January 16, 2004 in connection with a shareholder proposal (the "Proposal") from CHRISTUS Health ("CHRISTUS Health"). Since the submission of its no action request, the Company and CHRISTUS Health, on behalf of itself and the two supporters of the Proposal (Catholic Health Initiatives and the Congregation of the Sisters of Charity of the Incarnate Word), have discussed the Proposal. It is the Company's belief at this time that the Proposal will be withdrawn; if that does not occur, the Company will include the Proposal in our proxy materials.

If you have questions, need additional information, or want to discuss this matter, please call me at (515) 247-6524. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to the messenger.

Sincerely,



Joyce N. Hoffman
Senior Vice President and
Corporate Secretary

JNH:kmf

cc: CHRISTUS Health
Catholic Health Initiatives
Congregation of the Sisters of Charity of the Incarnate Word
Paul M. Neuhauser, Esq.

711 High Street, Des Moines, Iowa 50392-0100 (515) 247-5111

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 28, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Principal Financial Group, Inc.

Via fax

Dear Sir/Madam:

I have been asked by Christus Health, the Sisters of Charity of the Incarnate Word (Houston) and Catholic Health Initiatives (hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Principal Financial Group, Inc. (hereinafter referred to as "Principal" or the "Company"), and who have submitted a shareholder proposal to Principal, to respond to the letter dated January 16, 2004, sent to the Securities & Exchange Commission by the Company, in which Principal contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a-8(i)(1), 14a8(i)(2) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Principal's year 2004 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for an end to profiting from sales of a product which, when used as intended, causes illness and death, the very risks which Principal insures against.

RULE 14a-8(i)(1)

The Company claims that the Proponents' shareholder proposal, if approved by the shareholders, "would bind the \board of directors of Principal Life" in violation of Iowa law. Since the shareholder proposal is precatory ("the shareholders *request* the Board to initiate a policy") (emphasis supplied) approval of the shareholder proposal by the shareholders cannot possibly bind Principal or its subsidiaries. The Company's argument that the proposal would cause it to violate state law is consequently wholly without merit. Were the Staff to agree with Principal that the proposal, despite its clear wording, is somehow mandatory, the Proponent is willing to recast the wording of the proposal to confirm that it is a recommendation. Cf. *The Hartford Financial Group, Inc.* (March 18, 2000) (although we are unable to fathom why the Staff thought that the proposal to Hartford was a mandate).

RULE 13a-8(i)(2)

The Company makes an eloquent plea to the effect that implementation of the proposal would cause it to violate ERISA. The only problem with this argument is that the proposal is inapplicable to the Erisa accounts managed by Principal. This is apparent both (i) from the actual wording of the Resolve Clause of the proposal and (ii) from the context of the proposal as set forth in the Whereas Clause and the Supporting Statement.

It is obvious from the context that the Proponents' shareholder proposal is aimed exclusively at the portfolios of the Company's insurance subsidiaries. Each and every whereas paragraph, as well as the Supporting Statement, talks only about the inconsistency of an insurance company owning tobacco stocks. For example, the introductory paragraph talks about a "health care-related institution" and about "health care insurers". Each of the first four bullet paragraphs refer to death and/or health care costs, both being benefit obligations which may be incurred by Principal's insurance subsidiaries. The final bullet states that the proponent believes that "it is inconsistent for insurers to invest in tobacco equities". Finally, the Supporting Statement quotes an editorial in *USA Today* which talks about "health insurers" and states that it is "hypocritical" and "unconscionable" for "insurers to provide health care for those" suffering from tobacco ailments while also investing in tobacco stocks.

That the proposal is aimed exclusively at the Company's insurance portfolios is confirmed by the wording of the Resolve Clause, which applies only to "portfolios under our direct control", and thus not to retirement funds of which Principal happens to have been hired to manage. In this connection, we note that the Staff has previously rejected an identical argument made by other insurance companies in the context of a resolve clause that was not nearly as specific in limiting its application to insurance portfolios. *The Hartford Financial Services Group, Inc.* (March 18, 2000) (resolve clause read "in any of our portfolios"); *Lincoln National Corporation* March 24, 1999) (resolve clause read "in any of our portfolios"); *Aetna Life and Casualty Company* (February 28, 1991) (resolve clause read "in any of our portfolios"). Nevertheless, if the Staff were not to agree that the intent of the proposal is clear from its context and wording, the Proponent would be willing to amend the proposal to clarify this matter, e.g., by inserting the word "insurance" in front of the word "portfolios" in the Resolve Clause.

Furthermore, we note that a fiduciary under ERISA is not bound by ERISA in connection with its non-ERISA activities. Thus, Section 3 of ERISA (the definitional section) states, in subparagraph (21)(A), that "a person is a fiduciary ***with respect to a plan*** to the extent (i) he exercises any discretionary authority or discretionary control . . . respecting management or disposition of assets . . ." (Emphasis supplied.) 29 U.S.C. 1002.

Finally, I am informed that the following insurance companies and health organizations have bans on tobacco investments in their non-ERISA portfolios:

Aetna
Aflec
Allstate
Blue Cross/Blue Shield of Minnesota
Church Life
Employers Health Insurance of Wisconsin
Humana
Jefferson Pilot
Oxford Health
Torchmark
Unum

In conclusion, it seems almost beyond belief that Principal can seriously contend that each of these leading corporations is in violation of ERISA because of their investments in non-ERISA portfolios.

RULE 14a-8(i)(3)

(1)

The "title" is not intended to be a part of the shareholder proposal and was only for the internal use of the Proponents.

(2)

We note that on Principal's web site's home page, under the rubric "Who We Are" that the following is included:

- **Group Retirement and Employee Benefits** - Principal Life Insurance Company has been in the group insurance and pension business since 1941. We provide group life and health benefits to nearly 92,000 employer clients and pension plans for more than 43,000 employer sponsors. And we provide administration services for more 401(k) plans than any other bank, mutual fund, or insurance company in the U.S.

It would appear to be disingenuous for the Company to suggest that Principal is not in the health care business when it claims to provide health insurance benefits to some 92,000 employers (with an unknown number of employees, but at, say, 100 employees each the total must be huge. Furthermore, as providers of health insurance, Principal is in the very businesses that must pay for the costs of smoking related illness, which is the point of the proposal (i.e. that the Company is investing in the very industry that causes it to have to pay out claims for disease).

In addition, despite the claim that the Company is not in the health care business, the Company's web site contains such materials as a directory to "Find a Managed Care Network" (See Exhibit A) and an "Online Provider Directory" for use to locate "nearby physicians, facilities or dentists" or pharmacies (See Exhibit B).

If the Staff were to disagree with us, the Proponent would be happy to amend the preamble of the proposal to read "investing in the tobacco industry by any life insurance or health care institution".

(3)

The Company appears to be claiming that an accurate reference to a study is misleading solely on the ground that the study was performed in a foreign land. This is a rather startling position for a global corporation to take and is wholly without merit.

Nor does the paragraph appear to be misleading in any way.

(4)

We fail to see why an accurate quotation of a position taken by the American Medical Association can be misleading, especially since it applies to "health-conscious investors" of which we would assume Principal, which owns life insurance companies and provides group health insurance to 92,000 employers (and undoubtedly a huge number of employees), is (or should) be one.

(5)

Principal surely is able to understand what is being requested, as will its shareholders and directors. The phrase beginning "unless it can be proven" is clearly intended to put a time limit on the period during which divestiture will take place, and it would be an exceedingly strained reading to construe this phrase to mean that the Company should undertake such research.

Nor is there ambiguity as to what is covered by the proposal. See the discussion under Rule 14a-8(i)(2), above.

(6)

We are truly sorry that Principal is unhappy with the characterization that *USA Today* has applied to investors in its position. The cure for that is not to whine that the Company is being maligned, but rather to change its behavior. Nor can it be rationally argued that an investor in a tobacco company, hoping for financial gain from the sale of a product that will cause illness and death when used as intended, is not a "partner" with that merchant of death.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Joyce N. Hoffman
Donna Meyer
Sister Lillian Anne Healy
Kevin E. Lofton
Rev. Michael Crosby
Sister Pat Wolf

Exhibit A



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Exhibit B



Online Provider Directory

Welcome to our Online Provider Directory. This directory may be helpful to you if you have group medical or dental insurance with a managed care network. You may use this directory to locate nearby physicians, facilities or dentists or to see if one you know participates in your managed care network. Please use the links to your left to search for participating medical or dental providers, or an AdvancePCS Pharmacy.

Our On-line Provider Directory is a service we are pleased to provide. While we take great care to make sure our On-Line Provider Directory is complete and accurate, directory information is for reference only and information is subject to change without prior notice. Changes to the directory do occur frequently. As a result, we are unable to guarantee that information in the directory is always current. Therefore, in order to assure the provider you choose is currently in your network when you need medical or dental care, it is important to **call your Managed Care Network** to confirm provider participation.

Go2Dental
Your one-stop sh
information on th

ATTENTION

COVENTRY HEALTH CARE - HMO CUSTOMERS
Please call the phone number listed on your I.D. card for information regarding HMO providers.

Note: The Principal does not guarantee all services provided at a Preferred Provider Organization (PPO) hospital, PPO surgery center or PPO physician or dental office will be provided by a PPO provider. Services by a non-network provider, will be paid at non-PPO benefit levels.

Have a question? Don't hesitate to call us at 1.800.986.3343

February 13, 2004

BY FACSIMILE

Donna Meyer, Ph.D.
System Director-Community Health
CHRISTUS Health
2600 North Loop West
Houston, Texas 77092

Dear Dr. Meyer:

Thank you for visiting with me on the telephone yesterday, February 12, 2004, with regard to the shareholder proposal on investments in tobacco equities submitted by CHRISTUS Health for the 2004 annual meeting of shareholders of Principal Financial Group, Inc. The shareholder proposal submitted by CHRISTUS Health is also being sponsored by Catholic Health Initiatives and Sisters of Charity of the Incarnate Word.

To memorialize what I discussed with you in that telephone conversation, Principal Financial Group, Inc. is proposing that CHRISTUS Health and the other supporters of the shareholder proposal withdraw the proposal based on Principal Financial Group, Inc. taking the following actions:

1. Our Board of Directors has delegated authority for making investment decisions and investment policies to the Investment Committee, which is a committee of our Board of Directors. The Investment Committee meets each week to make those decisions and then reports on its actions and policy decisions to the Board of Directors at its next quarterly meeting. Our next quarterly Board meeting is February 23-24, 2004.

2. Our Investment Committee will adopt a policy stating that the General Account of Principal Life Insurance Company will not invest in tobacco equities. The Investment Committee will report on the new policy to the Board of Directors at its meeting, and the Board will approve the action of the Investment Committee in adopting the new policy.

3. If in the future we should determine that this policy of the General Account to not invest in tobacco equities should no longer be in effect, and CHRISTUS Health is a shareholder at that future time, we would promptly notify CHRISTUS Health that the policy is no longer in effect.

Dr. Meyer, please review this proposed course of action with your shareholder proponents. I look forward to bringing this matter to resolution, and thank you for your time.

Sincerely,

Joyce N. Hoffman
Senior Vice President
and Corporate Secretary

JNH:kmf

cc: donna.meyer@christushealth.org

To: Grace Lee
SEC
FAX 202-942-9525

From Paul M. Neuhauser

Re: Shareholder proposal concerning tobacco investments submitted to Principal Financial

This proposal will be withdrawn. See attached letter from Company to proponent.

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